Zeon Corporation

                                  Annual Report
                                      2001
                                  www.zeon.com



selected financial data

Selected Operating Data
in thousands except per share amounts                  2001            2000            1999            1998            1997

  Net Sales                                         $  6,669         $  6,150         $ 3,015          $2,866         $ 2,674
  Income (Loss) from Operations                          274              202              22              81             151
  Net Income (Loss)                                      141              122              83             115             180
  Net Income (Loss) per Share-Basic and Diluted     $    .41         $    .36         $   .24          $  .33         $   .51
  Cash Dividend per Common Share                    $     -0-        $     -0-        $    -0-         $   -0-        $    -0-

Selected Balance Sheet Data
  Total Assets                                        $2,192           $2,305          $1,397          $1,020         $   944
  Total Long-Term Obligations                             39               64              18              25               0
  Shareholders' Equity                                $1,162           $1,023         $   901          $ 831          $   715





Corporate Profile

Zeon Corporation (formerly Data Display Corporation) was founded in 1980. The Company is engaged in the business of selling and manufacturing neon and fluorescent backlit signs and related products. The Company employs 27 full time employees and occupies 29,040 square feet of office/manufacturing space located in one facility in Louisville, Colorado.



Market  Information

The common stock of the company is traded in the over-the-counter market. At any one point in time, the company may have many market makers, each quoting different bid and ask prices. These over-the-counter market quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth the high and low bid prices for the periods indicated.

                                             High      Low
Fourth quarter ended December 31, 2001     $  2.00   $  2.00
Third quarter ended September 30, 2001        2.30      2.30
Second quarter ended June 30, 2001            5.75      4.50
First quarter ended March 31, 2001            1.00     0.375

Fourth quarter ended December 31, 2000     $  2.25  $    .78
Third quarter ended September 30, 2000       2.375     2.375
Second quarter ended June 30, 2000              NQ        NQ
First quarter ended March 31, 2000              NQ        NQ
                                           NQ= no quote available

As of the fourth quarter 2001, the Company's reported approximately 717 shareholders of record.

                                    Contents

Selected Financial Data                                    2
Corporate Profile                                          2
Market Information                                         2
To Our Shareholders                                        3
Management's Discussion                                    4
Balance Sheet                                              5
Statements of Income                                       5
Statements of Shareholders' Equity                         6
Statements of Cash Flows                                   6
Summary of Accounting Policies
   and Notes to Financial Statements                       7

Report of Independent
   Certified Public Accountants                            8

Directors & Officers                                        8

To Our Shareholders:


Zeon Corporation sales increased to $6,669,700 in 2001 as compared to $6,149,600 in 2000. We recorded net income of $140,625 in 2001 as compared to $122,400 in 2000. The increased sales and profits were a reflection of the company's success in marketing our products to the point of sale marketplace. Our gross profit margins for the year decreased by 2% from 28% in 2000 to 26% in 2001. This decrease was due to the growing number of customers who ordered product in very large volumes as a way to secure lower pricing from us, due to increased competition and due to sales of lower margined products.

The Company continued to compliment our internal production capacities by importing components and finished goods from Asian suppliers, who manufactured to our specifications. Our relationships with Asian contract sources has not been without certain challenges. Holding our sources accountable to our high quality standards has required a significant investment in company resources. We believe, however that this business model will continue to offer the best opportunity for serving an increasingly competitive market with the best value in product and service.

The company financed its growth using bank debt. We finished the year in sound financial condition. Our bank credit lines and operating cash flow should be adequate to meet our near term obligations and to support our growing operations and capital needs.

The development and introduction of our new neon power supply continued to run behind our expected schedules. We have continued to modify the design to reduce the projected manufacturing costs. We also discontinued working with one offshore source who had difficulty providing the engineering support we required and replaced them with a new source that we believe will be more suited to the project. The introduction of the new power supply design is now expected to begin in the second half of 2002. A USA patent for the power supply design was issued to Zeon in the first quarter.

My sincere thanks to our employees, whose innovative ideas, ingenuity and hard work produce our success. I also thank you, our shareholders, for your continued confidence and support.


      Respectfully Submitted,
      /s/ T. Bryan Alu
      ---------------
      T. Bryan Alu
      Chairman President, and Chief Executive Officer



The following statements and certain other statements contained in this annual report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements.

                             Managements Discussion


                               Financial Condition

The liquidity of ZEON Corporation continues to remain adequate to meet the Company's obligations with a current ratio of 2.0 to 1.0 at December 31, 2001, compared to a 1.8 to 1 at December 31, 2000. The 2001 current ratio increased due to a decrease in amounts outstanding under its line of credit and trade payables as of December 31, 2001.

During 2001 and 2000, the Company's line of credit and long-term debt financing provided sufficient cash to cover operational and capital expenditures. During 2001, the Company borrowed and repaid $2,788,895 and $2,832,008, respectively, on its line of credit and long-term debt. Cash provided in operating activities totaled $258,720 in 2001. Cash used in investing activities totaled $166,530 in 2001 and was primarily for the website development, which will add an additional marketing avenue to Company customers.

During 2000, the Company borrowed and repaid $2,439,605 and $2,255,429, respectively, on its line of credit and long-term debt, which provided most of the cash flow from financing activities, netting $183,594. During 2000, cash used in operating activities totaled $140,295, which was primarily caused by increases in receivables and inventory to accommodate increased sales activity. Cash used in investing activity totaling $54,342 was for the purchase of factory equipment in 2000.

In 2000, the Company experienced significant funding requirements as new business expansion, related inventory demands and additional facilities occupancy costs were met. In 2001, the Company made significant improvements in inventory and receivable management, thus experiencing a positive cash contribution from operations ($258,720). The proposed reverse split/going private transaction will cost the Company approximately $205,000 (for the purchase of fractional shares resulting from the split), to be funded from the Company's line of credit. Other capital expenditures for 2002 are anticipated to be approximately $70,000 for production equipment and tooling. Cash generated by operating activities, cash and cash equivalents and the Company's $2,000,000 bank line of credit commitment will be sufficient for its near term capital and operating needs.

                   Results of Operations 2001 Compared to 2000

                                                                                   2001                     2000

      Sales............................................................          $6,669,700              $6,149,600
      Gross Profit Margin..............................................                  26%                     28%
      Net Income ......................................................          $  140,625              $  122,400

         The 2001 sales rose 8% over 2000 with additional beverage sales (19% growth) offset by non-beverage sales drop (9% decline). The gross profit decline of 2% was primarily product mix favoring the more higher volume, lower margined beverage business. With economic slowdown, the Company is cautiously monitoring fixed costs to address incoming order levels.

         Operating Expenses decreased from 2000's $1,549,700 to 2001's $1,486,100, or 4%. General and Administrative expenses decreased by $40,700 from 2001's $673,400 to 2000's $714,100. The decreased expenses were lower building occupancy costs and non-recurrence of 2000's outside consulting

         Selling  Expenses  decreased  by  $12,000  with  increased   convention
expenses offset by lower commissions and contract labor.

         Research and Development Expense decreased by $12,100 over prior year levels. Lower space costs and absence of 2000 contracted labor contributed to the decrease.

         Other income/(expense) increased from 2000's $2,944 expense to 2001's $39,699 expense. Net interest expenses were $39,400 and $43,600 for years 2001 and 2000, respectively. However, in 2000, interest incurred from line of credit advances was offset by the sublease income.

         Income tax expense increased from 2000's $77,000 to 2001's $93,700.Along with the income taxes on current income, income tax expense was impacted by accelerated tax treatment of website development costs resulting in a deferred tax expense.

                          New Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations, or cash flows.

         In June 2001, the FASB also approved for issuance SFAS 143 "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the Company cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations, or cash flows.

         In October 2001, the FASB also approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively.




                                 Balance Sheet
                                                                                                           December 31, 2001
                                                                                                           -----------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                                  $ 150,262
    Trade receivables, less allowance of $27,359 for possible losses                                             864,882
    Inventories                                                                                                  634,284
    Prepaid inventory                                                                                             61,486
    Prepaid expenses and other                                                                                   183,452
                                                                                                              ----------
        Total current assets                                                                                   1,894,366
                                                                                                              ----------
PROPERTY AND EQUIPMENT:
    Machinery and equipment                                                                                      262,539
    Leasehold improvements                                                                                        27,042
    Vehicles                                                                                                      41,169
    Furniture and fixtures                                                                                        83,775
                                                                                                              ----------
                                                                                                                 414,525
    Less accumulated depreciation and amortization                                                              (273,840)
                                                                                                              ----------
        Net property and equipment                                                                               140,685

WEBSITE DEVELOPMENT COSTS                                                                                        116,000
OTHER ASSETS                                                                                                      41,115
                                                                                                              ----------
  TOTAL ASSETS                                                                                                $2,192,166
                                                                                                              ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                                           $ 368,485
    Accrued expenses                                                                                             139,442
    Customer deposits                                                                                             98,896
    Revolving line-of-credit                                                                                     301,098
    Current maturities of long-term debt                                                                          14,682
                                                                                                              ----------
        Total current liabilities                                                                                922,603

LONG-TERM DEBT, less current maturities                                                                           38,781
DEFERRED TAX LIABILITY, long-term                                                                                 68,740
                                                                                                              ----------
TOTAL LIABILITIES                                                                                              1,030,124
COMMITMENTS (Note 4)
SHAREHOLDERS' EQUITY:
  Common stock, no par value; ($.10 stated value) 100,000,000 shares authorized; 344,105 outstanding              34,410
  Additional paid-in capital                                                                                     924,406
Retained earnings                                                                                                203,226
                                                                                                              ----------
Total shareholders' equity                                                                                     1,162,042
                                                                                                              ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                                  $2,192,166
                                                                                                              ==========

               See accompanying summary of accounting policies and
                         notes to financial statements.

                              Statements of Income

                                                                                          For The Years Ended December 31,
                                                                                          -------------------------------
                                                                                              2001               2000
                                                                                              ----               ----
Net Sales                                                                                  $6,669,668         $6,149,646

Cost of sales                                                                               4,909,519          4,397,614
                                                                                           ----------          ---------
Gross Profit on Sales                                                                       1,760,149          1,752,032

Operating Expenses:
    General and administrative                                                                673,449            714,123
    Selling                                                                                   587,656            599,007
    Research and development                                                                  224,984            236,599
                                                                                           ----------          ---------
        Total operating expenses                                                            1,486,089          1,549,729
                                                                                           ----------          ---------
Income From Operations                                                                        274,060            202,303

Other Income (Expense):
    Interest, net                                                                             (39,392)           (43,587)
    Other (expense) income, net                                                                  (307)            40,643
                                                                                           ----------          ---------
        Total other income (expense)                                                          (39,699)            (2,944)
                                                                                           ----------          ---------
Income Before Income Taxes                                                                    234,361            199,359

Income Tax Benefit (Expense)
    Current                                                                                   (59,156)           (80,983)
    Deferred                                                                                  (34,580)             4,000
                                                                                           ----------          ---------
        Total income tax benefit (expense)                                                    (93,736)           (76,983)
                                                                                           ----------          ---------
Net Income                                                                                 $  140,625          $ 122,376
                                                                                           ==========          =========

Net Income Per Share of Common Stock:
    (Basic and diluted)                                                                    $      .41          $     .36
                                                                                           ==========          =========

Weighted Average Common Shares Outstanding
    (Basic and Diluted)                                                                       344,350            344,592
                                                                                           ==========          =========

               See accompanying summary of accounting policies and
                         notes to financial statements.

                       Statements of shareholders equity
                (For The Years Ended December 31, 2001 and 2000)

                                                                                                 RETAINED
                                                                                ADDITIONAL       EARNINGS           TOTAL
                                                          COMMON STOCK            PAID-IN      (ACCUMULATED     SHAREHOLDERS'

                                                      SHARES        AMOUNT        CAPITAL        DEFICIT)          EQUITY
                                                      ------        -------       -------       --------           ------

BALANCES, January 1, 2000                            344,717     $   34,471     $  926,310      $   (59,775) $      901,006

    Acquisition and retirement of common stock          (194)           (19)          (563)               -            (582)
    Net income                                             -              -              -          122,376         122,376
                                                     -------     ----------     ----------      -----------   -------------

BALANCES, December 31, 2000                          344,523         34,452        925,747           62,601       1,022,800

    Acquisition and retirement of common stock          (418)           (42)        (1,341)               -          (1,383)
    Net income                                             -              -              -          140,625         140,625
                                                     -------     ----------     ----------      -----------   -------------

BALANCES, December 31, 2001                          344,105     $   34,410     $  924,406      $   203,226   $   1,162,042
                                                     =======     ==========     ==========      ===========   =============



                            Statements of Cash Flows
                Increase (Decrease) in Cash and Cash Equivalents

                                                                                         For The Years Ended December 31,
                                                                                         --------------------------------
                                                                                              2001               2000
                                                                                         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                           $   140,625         $   122,376
    Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
        Depreciation and amortization                                                         44,637              61,279
        Provisions for losses on trade receivables                                            20,000              15,500
        Provision for deferred income taxes                                                   34,580              (4,000)
        Changes in operating assets and liabilities:
           Trade receivables                                                                (167,721)           (265,341)
           Inventories                                                                       388,679            (593,115)
           Prepaid expenses and other                                                         40,243             (78,055)
           Accounts payable                                                                 (279,696)            487,474
           Accrued expenses                                                                  (46,073)            118,831
           Customer deposits                                                                  83,446              (5,244)
                                                                                         -----------         -----------
      Net cash provided by (used in) operating activities                                    258,720            (140,295)
                                                                                         -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITY:
    Purchase of property and equipment                                                      (166,530)            (54,342)
                                                                                         -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from line-of-credit (LOC)                                                     2,788,895           2,362,815
    Payments on LOC                                                                       (2,832,008)         (2,239,415)
    Proceeds from long-term debt                                                                   -              76,790
    Principal payments on long-term debt                                                     (31,910)            (16,014)
    Acquisition and retirement of common stock                                                (1,383)               (582)
                                                                                         -----------         -----------
      Net cash provided by (used in) financing activities                                    (76,406)            183,594
                                                                                         -----------         -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                     15,784             (11,043)

CASH AND CASH EQUIVALENTS, beginning of year                                                 134,478             145,521
                                                                                         ===========         ===========


CASH AND CASH EQUIVALENTS, end of year                                                   $   150,262         $   134,478
                                                                                         ===========         ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest                                                                   $    42,495         $    51,545
                                                                                         ===========         ===========

Cash paid for income taxes                                                               $   157,077         $     8,700
                                                                                         ===========         ===========


               See accompanying summary of accounting policies and
                         notes to financial statements.

Summary of accounting policies and Notes to Financial Statements

         1.  Organization and Significant  Accounting  Policies:

         Organization - ZEON Corporation (the "Company") is engaged in the business of developing, manufacturing and marketing neon signs to customers located throughout the United States and Europe.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Financial Instruments and Credit Risk Concentration - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, temporary cash investments and trade receivables. The Company invests temporary cash in demand deposits and interest bearing money market accounts with financial institutions. Such deposit accounts, at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. As of December 31, 2001, three customers made up 78% of accounts receivable. Revenue concentrations for the years ended December 31, 2001 and 2000 was as follows:

                Customer         2001       2000
                --------         ----       ----
                    A             27%        30%
                    B             11%         5%
                    C              7%        15%

         In 1999, the Company began purchasing parts from an overseas supplier. These parts were used to fill orders obtained from new customers. Of the total revenue for the years ended December 31, 2001 and 2000, approximately 64% and 57%, respectively, were from customers for which overseas parts were supplied. Any disruption in the Company's relationship with the supplier could have an adverse impact on the Company's future operating results. Management believes an alternative supplier of the Company's products could be procured, but there could be significant delays in procuring products to fulfill sales commitments.

         Cash and Cash Equivalents - The Company considers cash and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         Inventories - Inventories are valued at the lower of cost or market. Cost is determined at a standard cost, which approximates the same value as determined under the first-in, first-out method.

         Property and Equipment - Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method generally over a 5-year period. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the useful life. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the account and any gain or loss is reflected in the statement of operations. For income tax purposes, depreciation is calculated using accelerated methods.

         Website Development Cost - The Company is currently developing its Website and related costs have been capitalized. During fiscal 2001, the Company capitalized $116,000 of website costs paid to a third party. Capitalized development costs have not begun amortization, as the website has not been put into use as of December 31, 2001. The Company intends to amortize these costs over 5 years.

         Long-Lived Assets - The Company applies SFAS No. 121, Accounting for the Impairment of Long-Lived Assets. Under SFAS No. 121, long-lived assets and certain identifiable intangibles are reported at the lower of the carrying amount or their estimated recoverable amounts.

         Revenue Recognition - Sales are generally recorded in the periods in which products are shipped.

         Taxes on Income - The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, the Company's policy is to provide deferred income taxes on differences between the financial reporting and tax basis of assets and liabilities.

         Stock-Based Compensation - As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense for issuances of equity instruments to employees is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method. The Company estimates the fair value of each stock option of the grant date by using the Black-Scholes option-pricing model.

         Income Per Share - The Company applies SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" income per share. Basic income per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution of securities that could share in the earnings of an entity. At December 31, 2001, there were no outstanding options or other dilutive securities. At December 2000, no options were included in diluted income per share because the exercise contingency had not been met. See Note 5 for further discussion.

         Comprehensive Income - Comprehensive income is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income was equal to its net income for all periods presented in these financial statements.


         New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations, or cash flows.

         In June 2001, the FASB also approved for issuance SFAS 143 "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the Company cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations, or cash flows.

         In October 2001, the FASB also approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company cannot estimate the effect of this statement on its financial position, results of operations, or cash flows.

   2. INVENTORIES:
         Inventories are summarized as follows:

                                  December 31, 2001
                                  -----------------
         Finished goods             $     533,159
         Work-in-process                    2,931
         Raw materials                     98,194
                                    -------------
                                    $     634,284
                                    =============


   3. LONG-TERM DEBT AND REVOLVING LINE-OF-CREDIT:
         Long-term debt consisted of the following:

                                                       December 31, 2001

         Note payable to a bank, interest at 1% above
         the bank's reference rate (5.75% at
         December 31, 2001), monthly principal and
         interest payments through March 2005,
         collateralized by trade receivables,
         inventories, property and equipment, and
         intangibles.                                     $ 53,463

         Less current maturities                           (14,682)
                                                          --------
                                                          $ 38,781
                                                          ========


         Future maturities of long-term debt are: 2002 - $14,682; 2003 - $16,242; 2004 - $17,961; and 2005 - $4,578.

         The Company has a line-of-credit from its bank for borrowings of up to $2,000,000, with interest on any borrowing at 1% above the bank's reference rate (5.75% at December 31, 2001), to be paid monthly. The line-of-credit is collateralized by trade receivables, inventories, property and equipment, intangibles and common stock of the Company owned by the Company's president. The Company is subject to certain restrictions which include among other things, restrictions on borrowings and dividend payments. The balance drawn on this line as of December 31, 2001 was $301,098 plus $67,828 committed to an issued outstanding letter-of-credit. The line-of-credit expires on May 15, 2002.

         4. Commitments and Related Party Transactions: The Company leases its primary manufacturing and office facilities from an entity in which the Company's president is a 50% partner. The lease agreement covering all of the above facilities requires monthly payments of approximately $18,134 and expires in March 2010 with a five-year option period. The Company is responsible for maintenance and operating costs. The Company had an operating lease agreement with an unrelated party which required monthly payments of approximately $6,200 through December 2000. The Company had entered into a sublease agreement for this space with an unrelated party through December 2000 at an initial monthly rate of approximately $10,700. The operating lease and sublease agreements expired in December 2000. Rent expense for operating leases, less related sublease income, was as follows:

                             For The Years Ended December 31,
                                   2001           2000
                               ----------     ----------
     Related party lease       $  210,250     $  220,662
     Unrelated party lease              -         83,094
     Less sublease rentals              -       (128,338)
                               ----------     ----------
                               $  210,250     $  175,418
                               ==========     ==========


         Future lease commitments are: 2002 - $217,608;  2003 - $225,224; 2004 -
$233,107; 2005 - $241,266, 2006 - $249,710, and thereafter - $874,441.

         5. Stock Option and Award Plans:

         Stock Option Plan - The Company has a Stock Option Plan (the "Plan"), expiring June 21, 2004, reserving for issuance 35,000 shares of the Company's common stock. The Plan provides for grants to either employees or non-employee directors, at the discretion of a committee of the Board of Directors, of incentive or non-statutory stock options to purchase common stock of the Company at a price not less than fair market value on the date of grant. Any options granted under the Plan must be exercised within 10 years of the date they were granted. The Company granted 27,000 stock options in February 1998 to three employees, exercisable at $2.00 a share, which vest ratably over three years based on the Company achieving certain predetermined financial targets each fiscal year end. As of February 2001, all 27,000 of these options had expired because certain predetermined financial targets were not met.

         Directors' Compensation Plan - The Company has a directors' compensation plan whereby directors can be compensated with restricted common stock of the Company in exchange for services provided. Shares issued will be valued based upon the market value of the stock as determined by the Company. As of December 31, 2001, no shares have been issued under this plan.

         6. Taxes on Income: A reconciliation of income taxes at the Federal statutory rate to the effective tax rate is as follows:

                                       2001        2000
                                    ---------   ---------
     Income taxes computed at the
     Federal statutory rate (34%)   $(79,682)   $ 67,800)
     State income tax                 (8,403)
     Change in valuation allowance      -        (10,150)
     Other                            (5,651)        967
                                    --------    --------
     Income tax benefit (expense)$   (93,736)   $(76,983)
                                    ========    ========


   The types of temporary differences between the tax basis of assets and liabilities that give rise to a significant portion of the deferred tax assets (liabilities) and their approximate tax effects are as follows:

                                   2001         2000
                                 --------    ----------
     Non-Current:
         Property and equipment  $(26,100)  $    (2,800)
         Website development      (42,600)             -

     Current:
         Deferred revenue          36,700          5,700
         Allowance for bad debts   10,200          6,000
         Other                     22,200         26,100
                                 --------   ------------
                                      400         35,000
     Valuation allowance                -              -
                                 --------   ------------
                                 $    400   $     35,000
                                 ========   ============


   The net current deferred tax asset is included as part of other prepaid and current assets.

Report of Independent Certified Public Accountants

To the Shareholders and Board of Directors
ZEON Corporation
Louisville, Colorado

   We have audited the accompanying balance sheet of ZEON Corporation as of December 31, 2001, and the related statements of income, shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZEON Corporation as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

                  HEIN + ASSOCIATES LLP
                  Denver, Colorado
                  February 21, 2002










Directors and Officers

T. Bryan Alu
Chairman, President & Chief Executive Officer

Alan M. Bloom
Executive Vice President, Secretary & Treasurer

Jay R. Beyer
Director


Corporate Offices
1500 Cherry Street
Louisville, CO 80027
303-666-9400 o FAX 303-666-5400
www.zeon.com


Independent Certified Public Accountants
Hein + Associates LLP
Denver, Colorado

Transfer Agent & Registrar
Securities Transfer Corporation
Dallas, Texas

Special Meeting -- The special meeting of shareholders will be held on Tuesday, April 30, 2002 at 4:30 p.m. at the corporate offices located at 1500 Cherry Street, Louisville, CO 80027. Form 10-KSB -- Shareholders and beneficial owners may obtain, without charge, a copy of Form 10-KSB as filed with the Securities and Exchange Commission by making a written request to:
Shareholder Relations
ZEON Corporation
1500 Cherry Street
Louisville, CO 80027